UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K
ANNUAL REPORT for the fiscal year ended December 31, 2017

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

FEEL THE WORLD, INC.
D.B.A. XERO SHOES
(Exact name of issuer as specified in its charter)

Commission File Number: 24R-00082

Delaware	27-4419848
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

100 Technology Drive, Suite 315, Broomfield, Colorado 80021
(Full mailing address of principal executive offices)

(303) 447-3100
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

255,183 Units consisting of:

79,351 Shares of Class A Voting Common Stock

and

175,832 Shares of Class B Non-Voting Common Stock

In this Annual Report, references to the terms “we”, “our”, “us”, “Feel The World, Inc.”, “FTWI”, “Xero Shoes®”, “Xero”, or “the Company” means Feel The World, Inc.

THIS ANNUAL REPORT, PARTICULARLY THE MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS MAY CONTAIN FORWARD–LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD–LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS MD&A, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD–LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD–LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD–LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

NARRATIVE DESCRIPTION OF BUSINESS.

Feel The World, Inc., d.b.a. Xero Shoes®, is a woman-owned lifestyle footwear brand focusing on natural movement, quality craftsmanship, and affordability. Xero Shoes® product lines currently include minimalist casual and athletic shoes and boots, performance recreation sandals, and do-it-yourself (DIY) sandal kits. Its products are sold directly to customers through its own website, via third party sites such as Amazon, in certain retail stores, and to wholesale and international distribution partners.

The Company’s brand tenants are:

  NATURAL FIT. Wide toe boxes let your toes spread and relax with a Xero drop, non-elevated heel for proper posture.

  NATURAL MOTION. Flexible soles let your feet bend and flex naturally and feature a low-to-the- ground design for balance and agility.

  NATURAL FEEL. Our patented FeelTrue® sole lets you safely Feel The World, protecting your feet while giving your brain the feedback it wants.

The Company is experiencing rapid growth, with revenue increasing from $1,427,521 in 2015 to $2,740,229 in 2016 to $5,537,102 in 2018.

The Company develops and has manufactured its own footwear designs. It spent $149,504 on research and development in 2017 and $76,767 in 2016.

As of the end of 2017, the Company employed the full time equivalent of 20 people.

The Company uses a manufacturing agent who sources our production through multiple suppliers. This strategy provides the Company the flexibility to move manufacturing as the need arises.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

(a) Operating Results

We sell our footwear direct-to-consumers through our own website and through Amazon, eBay, retail stores, international distributors, and other third-party sellers. Total sales less returns increased 102% in the year ended December 31, 2017 when compared to the prior year, growing from $2,740,229 in 2016 to $5,537,102 in 2017. We experienced significant increases across all of our distribution channels.

Our direct-to-consumer channel still represents the largest percentage of sales, delivering 69.7% of total sales. Direct-to-consumer sales grew at a rate of 121% for the year ended December 31, 2017 when compared to the prior year. The percentage of product sold through Amazon grew 120% when compared to the prior year, growing from $441,662 to $969,254 in 2017. Sales through distributors grew 28% in the year ended December 31, 2017 when compared to the prior year. We re-directed our efforts in 2017, focusing on direct-to-consumer and Amazon sales upon our evaluation of the current state of brick and mortar retail opportunities. As a result, our channel mix is as follows:

	2017	2016
% Amazon	17.5%	16.1%
% Direct-to-Consumer	69.7%	63.6%
% Wholesale/Distributor	12.8%	20.3%

These percentages are shown net of returns.

This increase in sales was driven by the continued expansion of types of footwear offered and our targeted consumer marketing campaigns.

As we have expanded our footwear offerings to include closed-toe shoes and expanded our sales through Amazon, we have realized an increase in returns and exchanges. Our sales numbers are shown net of returns, however returns on our direct-to-consumer channel increased from 5.3% to 10.6% and through Amazon from 17.3% to 32.3% for the years ended December 31, 2106 and 2017 respectively. However, our rate of returns and exchanges continues to be at or below industry norms due to the lower rate of returns on sandals in general. To help mitigate this issue moving forward, we have adjusted our sizing recommendations, sourced less expensive shipping services, and expanded our customer support team so that we can work closely with customers to help them size their feet appropriately.

Gross profit for the 12 months ended December 31, 2017 increased to $2,769,989 a 78.9% increase over the same period in the prior year. However gross margin percentages decreased to 50.5% from 57.0% due to costs associated with increased returns and exchanges noted above and the lower margins we experience on sales through Amazon. Our shipping costs increased due to heavier, closed-toe product and the increased exchanges of product to customers. This increased shipping expense is included in our cost of goods sold.

General and administration expenses for the twelve months ended December 31, 2017 increased 66% over those in 2016 mainly due to additional payroll costs and lease costs. The Company increased headcount from 11 employees in December 2016 to 21 employees in December 2017 to support the growing needs of the business. The Company expanded its office space through leases and secured additional warehousing space to accommodate the additional inventory needed to meet customer needs. Additionally, the Company incurred the standard administrative costs associated with meeting ongoing requirements to raise funds from outside investors.

Sales and marketing expense increased by $387,388 with the vast majority of the expenditures focused on increased direct-to-consumer marketing. In mid-2017, the Company noted weakness in the brick and mortar retail distribution model and strategically migrated our marketing investments from that channel to increased emphasis on direct-to-consumer. We have seen the direct-to-consumer channel grow significantly and will continue these efforts. The Company continues to evaluate customer acquisition costs to determine the most efficient and productive distribution channels.

Research and development expenses for the twelve months ended December 31, 2017 increased $72,737 over the same period in the prior year mainly due to the hiring of an offshore technical firm to ensure the quality of the manufactured products as the product lines expand.

Interest expense increased $113,218 as the Company took on more debt to support the need to expand inventory. Increased inventory balances were needed to support the higher volume of sales and the expanded styles being offered.

For the twelve months ended December 31, 2017, the Company had Income from Operations of $408,497. This is an 88% increase over the same period prior year amount of $217,205. Income from Operations has held steady as a percentage of Net Revenue at 8.1% and 7.9% for the twelve months ended December 31, 2017 and 2016, respectively. EBITDA increased 78% for the year ended December 31, 2017 when compared to the 2016, growing from $272,339 to $484,378. Due to the items listed above, EBITDA margin decreased slightly from 9.9% to 8.7% over the same time.

Management expects to continue the trend of increased sales through:

1.    Continued expansion of the sales season:

The Company has established a brand identity around its flexible, durable sole that it is adapting for multiple lines of new products, including closed-toe shoes and boots in both athletic and casual styles. Closed-toe shoes are also allowing the Company to shift from primarily spring/summer sales to year-round sales.

2.    Further expansion into the casual lifestyle market:

While the Company’s origins are in the athletic and outdoor space, it is following demand from customers and expanding its styles to include casual lifestyle offerings.

3.    Additional product price points:

The Company’s products currently range in price from a $25 sandal kit to a $140 leather boot. This expansion has also increased our Average Order Value (AOV) from $66.34 in the year ended December 31, 2016, to $77.46 in the year ended December 31, 2017.

4.    Additional sales channels:

Although the Company pivoted from brick and mortar locations to focus more on direct-to-consumer, it will continue to evaluate the available channels to determine when the time is appropriate for expansion.

(b) Liquidity and Capital Resources

In 2017, the Company launched a planned Regulation A stock offering. Through December 31, 2017, the Company raised $1,024,732 through this offering. The funds were raised with the purpose of continued marketing, investment in inventory, and additional headcount to support the business growth.

The Company does not anticipate a significant deficiency in liquidity at this point. There are no long-term commitments other than the debt listed in the accompanying financial statements that would limit the Company’s ability to use its current capital. The Company continuously evaluates its liquidity needs and evaluates potential financing opportunities to obtain more financially favorable debt.

The Company has an established history of fulfilling all of its loan obligations on time.

(c) Trend Information

For the year ended December 31, 2017, the company had an EBITDA margin of 8.7% . The Company expects full year 2018 EBITDA margin to be about 9.1% due to the expected improvements in COGS expense outlined above combined with more efficient spending as the Company grows and can more fully utilize its existing resources.

Sales are projected to continue to increase with growth driven by the expansion of products, markets and channels. As the Company begins to see increased health in brick and mortar retail locations, it will look to expand further into that channel. This change in channel mix may cause overall margins to decline somewhat in exchange for the increased volume and brand awareness that brick and mortar can bring, however, the Company plans to maintain its commitment to traditional keystone pricing.

Because of the strong growth of the e-commerce sector and the brand benefits of having a direct connection to its customers, the Company plans to continue to invest heavily in direct-to-consumer marketing.

Due to the Company’s rapid growth, its production lead times, increased offerings and the higher cost associated with the closed-toe shoes, inventory balances have increased when compared to the prior year. Inventory balances of $2,032,897 at December 31, 2017 were significantly higher than December 31, 2016 balance of $483,831. In 2016, the Company had run out of inventory on certain styles and sizes and had been unable to fulfill orders. This situation resulted in lost revenue. As a result, the Company made a conscious decision to reduce and, if possible, eliminate out of stock situations. Additionally, prior to the decision to temper expansion into brick and mortar locations, the Company had built up inventory in anticipation of at-once retail fulfillment. With the decision to pivot away from brick and mortar, these products will now be used to fulfill direct-to-consumer orders. Because of the perennial nature of the industry, the Company does not anticipate the inventory will go out of style, though the Company has chosen to utilize some of its excess inventory to support charitable causes and may continue to do so. Additionally, as the Company increases the number of styles of shoe that it manufactures, it is required to increase the total amount of inventory it holds to accommodate the sales fulfillment in each of these styles. The Company has been progressively adding new styles of footwear to its offerings – growing from 5 styles at June 30, 2016, to 6 by December 31, 2016 and ending 2017 with 10 styles of footwear. Six additional new styles are planned for 2018.

The Company has a four-month cycle to process finished product from manufacturing to their warehouse. This requires the Company to plan and manufacture in advance. Historically, more inventory has been carried in the first seven months of the year to support the sales throughout the year due to production minimums, the Company’s historical emphasis on sandals for Spring/Summer, and factory production schedules. As the Company both grows and gains more traction in the Fall/Winter season, it expects to be able to streamline inventory purchasing so the amount of carried inventory per season is reduced.

The Company has revised its forward-looking projections based on current evaluation of the market and a better understanding of its costs. It will continue to evaluate market conditions and will continue to make adjustments to its internal estimates throughout the year. Though the Company has used its current best understandings and practices to develop these projections, these are estimates of potential future revenue and income. There is no guarantee of potential future revenue or income.

For reasons noted in the trend above, the Company expects net revenues to grow to $8,447,705 in 2018 and $15,194,560 in 2019. Additionally, we anticipate EBITDA margins will grow slightly to 9.1% in 2018 and 12.2% in 2019.

DIRECTORS AND OFFICERS

Name	Position	Age	Board Role & Term of Office
Steven Sashen **	Chief Executive Officer	55	Appointed December 2010*
Lena Phoenix **	Chief Financial Officer	49	Appointed December 2010*
Dennis Driscoll	Chief Product Officer	68	Hired 9/2012; contracted through March 25, 2019. Elected to Board of Directors on January 22, 2018*
Melissa Page	Chief Operations Officer	50	Hired 1/2017; employee at will. Elected to Board of Directors term on January 22, 2018*
Suze Bragg	VP, Investor Relations	49	Hired 8/2016; employee at will

* The Company conducted its board member elections during its first annual shareholder meeting on January 22, 2018. Each elected board member will serve a one-year term and must be re-elected yearly by the Common Stock Class A voting shareholders.

Additionally, Michele Denmark, who has consulted with the Company since 2016, was elected to the Board of Directors on January 22, 2018 for a one-year term.

**Family Relationships: Steven Sashen and Lena Phoenix are married.

Seven Sashen, 55, Co-founder/CEO/Board Member. Steven the Company’s strategic and marketing visionary. His diverse background includes creating Scriptware, word processing software for film and TV writers, and working professionally as a stand-up comedian and Emmy award-winning television personality. He has created numerous instructional, educational, and comedic videos for the Company that have received over two million views and helped establish the brand’s authenticity and personality. He is a Masters All-American sprinter. Steven holds a BS from Duke University and an MFA from Columbia University.

Lena Phoenix, 49, Co-founder/ CFO/Board Member. Lena oversees the Company’s financial strategy. A fourth-generation entrepreneur, she previously founded and sold a mortgage company, Preferred Capital, LLC. Since that sale, she has served as President of a management, internet marketing and publishing company, and managed operations for a housing cooperative. She is also an award-winning author. Lena attended Reed College and holds a BA from Naropa University.

Dennis Driscoll, 68, Chief Product Officer. Dennis was previously the Global Design Director for Crocs, a billion dollar per year public footwear corporation, where he managed all of the new product designers. Dennis was one of four founders of Avia Athletic Footwear, which grew to $500 million in revenue and was acquired by Reebok. He has held senior positions at Converse, Wilson Sporting Goods, Doc Martens Footwear, and Osaga Athletic Footwear.

Melissa Page, 50, Chief Operations Officer. Melissa has more than twenty years of experience in big brand management. Most recently, she served as Director of Retail and Operations for the Henley Vaporiums in New York City. Her reach within Henley extended from product development and placement to store design and build out to retail marketing and staff management. Previously, Melissa has played a leadership role in helping to establish and grow the retail and wholesale businesses for J. Crew, Levi Strauss, Hawaiian Tropic and Wenger - Maker of the Genuine Swiss Army Knife. She holds a BA from Boston University.

Suze Bragg, 49, VP, Investor Relations. Suze joined the Company after serving as the operations officer and board treasurer for Food Rescue Alliance. Prior to this, she held positions as the chief strategist for Main & West Financial, operations and compliance director for Paradox Sports, and marketing & community relations for Whole Foods Market. Suze was on the first Internet Project Office team at IBM, created the first digital marketing roles at Sealy Posturepedic and Reed Business’s Retail Group, plus held senior marketing positions for three venture funded tech startups. Suze has completed master’s certificates at George Washington University and Duke University, and holds a BS from Appalachian State University.

Compensation

For the fiscal year ending December 31, 2017 estimated compensation for our three highest-paid executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other composition ($) – stock options, etc.	Total compensation ($)
Steven Sashen	CEO	$71,250	n/a	$71,250
Lena Phoenix	CFO	$71,250	n/a	$71,250
Melissa Page	COO	$66,308	n/a	$66,308

We do not compensate our directors for attendance at meetings. We reimburse our officers and directors for reasonable expenses incurred during the course of the performance of their duties.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Title of Class*	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Class A Voting Common Stock	Lena Phoenix, 100 Technology Drive, Suite 315, Broomfield, CO 80021	6,000,000 shares held directly.		99%
Class A Voting Common Stock	Steven Sashen, 100 Technology Drive, Suite 315, Broomfield, CO 80021		6,000,000 shares. Spouse of majority shareholder Lena Phoenix and shares the same residence	99%

*The number of outstanding shares of Class A Voting Stock held by 18 independent shareholders is 79,351. The number of shares held in reserves for future Employee Stock Option Plan is 1,133,181; with 315,000 of these share options having been issued.

The Company has not issued any Preferred Shares.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The majority stockholder of the Company’s outstanding stock and officer of the Company advances funds to the Company and receives repayments on such advances throughout the year in the form of allowing Company use of personal credit cards. Additional information is provided in the accompanying financial statements and footnotes.

Feel The World, Inc.
A Delaware Corporation

Financial Statements and Independent Auditor’s Report
December 31, 2017 and 2016

To the Board of Directors of
Feel The World, Inc.
Broomfield, CO

INDEPENDENT AUDITOR’S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of Feel The World, Inc., which comprise the balance sheets as of December 31, 2017 and 2016 and the related statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Feel The World, Inc. as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

/s/ Artesian CPA, LLC

Denver, Colorado
April 27, 2018

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

FEEL THE WORLD, INC.
BALANCE SHEETS
As of December 31, 2017 and 2016

	2017	2016
ASSETS
Current Assets:
Cash and cash equivalents	$448,671	$355,320
Accounts receivable	9,559	9,705
Inventory assets	2,032,897	483,831
Inventory in transit	312,728	601,546
Collateral deposit	75,495	75,344
Prepaid expenses	28,597	11,574
Total Current Assets	2,907,947	1,537,320
Non-Current Assets:
Property and equipment, net	209,202	131,937
Deferred tax asset	99,573	166,396
Intangible assets	8,933	8,933
Deferred Offering costs	-	40,222
Deposits	13,405	3,500
Total Non-Current Assets	331,113	350,988
TOTAL ASSETS	$3,239,060	$1,888,308

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Current Liabilities:
Accounts payable	$34,624	$72,386
Accrued expenses	48,554	28,498
Customer deposits	152,766	101,473
Related party advances	15,039	51,369
Deferred lease payable, current portion	29,558	6,425
Line of credit	32,968	6,425
Term loan (SBA), current portion	50,663	46,191
Total Current Liabilities	364,172	306,342
Long-Term Liabilities:
Deferred lease payable, net of current portion	45,489	-
Deferred tax liability	-	31,955
Line of credit	1,494,080	1,161,641
Term loan (SBA), net of current portion	320,896	366,484
Total Long-Term Liabilities	1,860,465	1,560,080
Total Liabilities	2,224,637	1,866,422
Stockholders’ Equity:
Preferred stock, $0.0001 par, 10,000,000 shares authorized, 0 shares issued and outstanding as of each December 31, 2017 and 2016.	-	-
Class A common stock, $0.0001 par, 20,000,000 shares authorized, 6,079,351 and 6,000,000 shares issued and outstanding as of December 31, 2017 and 2016, respectively.	608	600
Class B common stock, $0.0001 par, 10,000,000 shares authorized 175,832 and 0 shares issued and outstanding as of December 31, 2017 and 2016, respectively.	18	-

Treasury Stock	(4,000)	-

Additional paid-in capital	982,713	112,784

Additional deficit	35,084	(91,498)

Total Stockholders’ Equity	1,014,423	21,886

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,239,060	$1,888,308

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

FEEL THE WORLD, INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2017 and 2016

	2017	2016

Net revenues	$5,537,102	$2,740,229
Cost of goods sold	2,740,106	1,177,157
Gross Profit	2,796,996	1,563,072

Operating Expenses:
General & administrative	1,362,482	818,484
Sales & marketing	822,776	435,388
Research & development	149,504	76,767
Operations	53,737	15,228
Total Operating Expenses	2,388,499	1,345,867

Income from Operations	408,497	217,205

Other Income / (Expense):
Interest income	143	151
Interest expense	(247,191)	(113,973)
Total Other Income / (Expense)	(247,048)	(113,822)

Income Before Income Tax	161,449	103,383

Income Tax Expense	(34,867)	(10,330)

Net Income	$126,582	$93,050

Weighted-average vested common shares outstanding
-Basic	6,110,096	6,000,000
-Diluted	6,425,096	6,144,375
Net earnings per common share
-Basic and Diluted	$0.02	$0.02
- Diluted	$0.02	$0.02

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

FEEL THE WORLD, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIENCY)
For the years ended December 31, 2017 and 2016

	Preferred Stock		Class A Common Stock		Class B Common Stock		Treasury Stock

									Additional		Total
	Number of		Number of		Number of		Number of		Paid-In	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance at January 1, 2016	-	$-	6,000,000	$600	-	$-	-	$-	$55,646	$(184,548)	$(128,302)
Net Income	-	-	-	-	-	-	-	-	-	93,050	93,050
Stock Compensation	-	-	-	-	-	-	-	-	57,138	-	57,138
Balance at December 31, 2016	-	-	6,000,000	600	-	-	-	-	112,784	(91,498)	21,886

Net Income	-	-	-	-	-	-	-	-	-	126,582	126,582
Stock Sales	-	-	79,351	8	176,832	18	-	-	1,024,706	-	1,024,732
Stock Repurchases	-	-	-	-	(1,000)	-	1,000	(4,000)	-	-	(4,000)
Stock Offering Costs	-	-	-	-	-	-	-	-	(154,777)	-	(154,777)
Balance at December 31, 2017	-	$-	6,079,351	$608	175,832	$18	1,000	$(4,000)	$982,713	$35,084	$1,014,423

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

FEEL THE WORLD, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIENCY)
For the years ended December 31, 2017 and 2016

	2017	2016
Cash Flows From Operating Activities
Net Income	$126,582	$93,050
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	75,881	55,134
Expenses recorded for stock option compensation	-	57,138
Income tax expense	34,867	10,330
Changes in operating assets and liabilities:
(Increase)/Decrease in accounts receivable	146	-9,725
(Increase)/Decrease in inventory	-1,032,825	-624,227
(Increase)/Decrease in inventory in transit	-227,423	-
(Increase)/Decrease in collateral deposit	-151	-151
(Increase)/Decrease in security deposit	-9,904	-
(Increase)/Decrease in prepaid expense	-17,022	-4,920
Increase/(Decrease) in accounts payable	-37,766	45,629
Increase/(Decrease) in accrued expenses	20,058	16,164
Increase/(Decrease) in customer deposits	51,293	19,250
Increase/(Decrease) for offering expenses	40,222	-40,222
Increase/(Decrease) in sales tax liability	-	1,617
Net Cash Used in Operating Activities	-976,042	-380,935

Cash Flows From Investing Activities
Cash paid for property and equipment	-153,146	-99,221
Net Cash Used in Investing Activities	-153,146	-99,221

Cash Flows From Financing Activities
Repayments from related parties, net	-36,331	-24,212
Proceeds from deferred lease payable	68,622	-
Net proceeds from line of credit	365,410	561,641
Net principle payments on term loans	-41,117	-39,374
Treasury stock purchases	-4,000	-
Stock Sales	1,024,732	-
Stock offering costs	-154,777	-
Net Cash Provided by Financing Activities	1,222,539	498,055
Net Change in Cash	93,351	17,899
Cash at Beginning of Period	355,320	337,421
Cash at End of Period	$448,671	$355,320
Supplemental disclosure of cash flow information—cash paid during the period for:
Interest	$237,751	$110,455
Income taxes	$-	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

FEEL THE WORLD, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2017 and 2016 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Feel The World, Inc. (the “Company”), is a corporation organized December 17, 2010 under the laws of Delaware. The Company sells footwear to retailers and direct to consumers.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2017 and 2016, the Company’s cash balances exceeded FDIC insured limits by $198,671 and $105,320, respectively.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has no accounts receivable allowances as of December 31, 2017 and 2016.

Inventory Assets

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of December 31, 2017 and 2016 consist of products purchased for resale and any materials the Company purchased to modify the products. In 2017, the Company insourced the warehousing and fulfillment of its inventory that had previously been performed by a third party. We regularly evaluate inventory for possible impairment and estimate inventory market value based on several subjective assumptions including estimated future demand and market conditions, as well as other observable factors such as current sell-through of the Company's products, recent changes in product demand, global and regional economic conditions, historical experience selling through liquidation and price discounted channels, and the amount of inventory on hand. If the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment charge is recorded in 'Cost of sales' in the statements of operations.

See Independent Auditor’s Report.

FEEL THE WORLD, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2017 and 2016 and for the years then ended

Inventory in Transit

Inventory in transit consists of advance payment for goods manufactured for sale that are expected to ship from the supplier shortly, or goods that have not yet been received at our warehouses, but have already been shipped from the manufacturers. It is stated at the lower of cost or market and accounted for using the cost method.

Property and Equipment

Property and equipment are recorded at cost. Depreciation/amortization is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at December 31, 2017 and 2016 consist of footwear manufacturing assets and equipment assets with 3-7 year lives. Capital assets as of December 31, 2017 and 2016 are as follows:

	2017	2016
Footwear molds	$361,812	$265,590
Footwear lasts	4,340	4,340
Furniture and equipment	11,891	3,596
Design fees	30,000	-
Leasehold improvements	21,307	2,676
	429,350	276,202
Accumulated depreciation	(220,148)	(144,265)
Property and equipment, net	$209,202	$131,937
Depreciation Expense	$75,881	$55,134

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed. The Company incurred $154,777 in one-time costs as a part of its offering and charged such to additional paid-in capital.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

See Independent Auditor’s Report.

FEEL THE WORLD, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2017 and 2016 and for the years then ended

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Customer Deposits

International distributors and some large international wholesales customers pay a portion of their order at the time the order is placed. In accordance with revenue recognition policies (see below), these amounts are recorded as deferred revenue until all revenue conditions have been met.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company typically collects revenue upon sale and recognizes the revenue when the item has shipped. Sales tax is collected on sales in Colorado and these taxes are recorded as a liability until remittance. Liabilities are recorded for store credit issued to customers.

The Company has determined that, per ASC rules regarding revenue recognition, we are a principal in these transactions based on the following:

  (ASC 605-45-45-4) Primary obligor: The Company takes responsibility for fulfillment, including acceptability of the products or services ordered by the customer.
  (ASC 605-45-45-5) General inventory risk: The Company takes title to the product before product is ordered by a customer and will take title back if it is returned by a customer.
  (ASC 605-45-45-8) Latitude in establishing price: The Company has latitude to establish pricing to customers.

Merchant Account Fees

The Company includes credit card merchant account fees as cost of goods sold in the statement of operations. As of December 31, 2017 and 2016 the Company had merchant account fees of $106,021 and $45,972, respectively.

Shipping and Handling Costs and Fees

Shipping and handling costs are expensed as incurred and are included in 'Cost of sales' in the statements of operations. Shipping and handling fees billed to customers are included in revenues.

Research and Development

Research and development costs are expensed as incurred. The Company incurred $149,504 and $76,767 for the years ended December 31, 2017 and 2016, respectively.

See Independent Auditor’s Report.

FEEL THE WORLD, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2017 and 2016 and for the years then ended

Advertising

Advertising costs are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Earnings per Share

Net earnings per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share will reflect the actual weighted average of common shares issued and outstanding during the period. The Company issued 315,000 options for Class A Voting Shares on May 15, 2016 to a key employee. These options are dilutive and have been included in the December 31, 2017 and 2016 fully diluted earnings per share calculation.

NOTE 3: STOCKHOLDERS’ EQUITY

Capital Stock

On November 9, 2016, the Company amended and restated its articles of incorporation (the “Amended Articles”) to authorize additional share classes and stock and to convert all outstanding common stock to Class A Voting Common Stock. The amended articles authorized a total of 20,000,000 shares of Class A Voting Common Stock ($0.0001 par); 10,000,000 shares of Class B Non-Voting Common Stock ($0.0001 par); and 10,000,000 shares of Preferred Stock ($0.0001 par). As of December 31, 2017 and 2016, the Company had 6,079,351 and 6,000,000 shares of Class A Voting Common Stock issued and outstanding, respectively. At December 31, 2017 and 2016, the Company had 175,832 and 0 shares of Class B Non-Voting Common Stock issued and outstanding, respectively. The Company had 0 shares of Preferred Stock issued and outstanding at the end of December 31, 2017 and 2016. The Company has reserved 1,133,181 shares of Class A Voting Common Stock ($0.0001 par) for issuance under the 2016 Employee Stock Incentive Plan.

The Class A Voting Common Stock and the Class B Non-Voting Common Stock are identical in all respects except that each holder of the Class A Voting Common Stock shall be entitled to cast one vote for each outstanding share of such stock held of record upon any matter (including, without limitation, the election of one or more directors) properly considered and acted upon by the holders of Class A Voting Common Stock. Cumulative voting shall not be permitted for the election of directors or otherwise by the holders of the Class A Voting Common Stock. No holder of shares of Class A Voting Common Stock or Class B Non-Voting Common Stock shall be entitled to preemptive or subscription rights. All preferences, voting powers, relative, participating, optional or other special rights and privileges, and qualifications, limitations, or restrictions of the Common Stock of the Company are expressly made subject and subordinate to those that may be fixed with respect to any shares of the Preferred Stock of the Company.

See Independent Auditor’s Report.

FEEL THE WORLD, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2017 and 2016 and for the years then ended

Subject to the preferential rights of any shares of issued Preferred Stock, the holders of shares of both the Class A and the Class B Common Stock shall be entitled to receive, when and if declared by the Company’s Board of Directors, out of the assets of the Company that are by law available therefor, dividends payable either in cash, in property or in shares of capital stock.

In the event of any dissolution, liquidation or winding up of the affairs of the Company, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of the Preferred Stock, holders of the Class A and the Class B Common Stock shall be entitled, unless otherwise provided by law or the Company’s certificate of incorporation, to receive all of the remaining assets of the Company of whatever kind available for distribution to stockholders ratably in proportion to the number of shares of Common Stock held by them respectively.

On March 7, 2017, the Company was qualified by the Securities and Exchange Commission (“SEC”) to sell its shares directly to the public in a Regulation A offering. It launched an equity crowd funding campaign to raise up to $3,000,000 by selling up to 500,000 shares of Class A Common Stock and 250,000 Class B Common Stock at $4.00 per share (the “Offering”). The Company raised $1,024,732 in gross investor contributions. The raise expenses of $154,777 are reflected as contra-equity.

In December 2017, the Company repurchased 1,000 Class B Common Stock shares from an investor due to unforeseen and extenuating circumstances on the part of the investor. The shares were repurchased at the original issue value of $4 per share and were recorded as Treasury Stock.

NOTE 4: SHORT & LONG-TERM BUSINESS LOANS & LINES OF CREDIT

The Company’s outstanding borrowings consisted of the following as of December 31, 2017 and 2016:

Borrowings:	2017	2016
Mettle Ventures (a)	$600,000	$250,000
Genlink (b)	900,000	900,000
NewTek (c)	387,523	430,586
US Bank Line of Credit (d)	32,968	24,665

Total borrowings:	$1,920,491	$1,605,251

(a) The Company has a long-standing borrowing relationship with Mettle Ventures, LLC (Mettle). On November 2, 2015, the Company amended the loan agreement with Mettle to increase the loan amount to $600,000, bearing interest of 14%, with a balloon maturity date of April 30, 2017. This loan required monthly payments of interest, and included a provision that the monthly interest payment is the greater amount of actual interest or $4,667. On November 18, 2016, the Company signed as amendment to the promissory note and loan agreement with Mettle, extending the maturity date from April of 2017 to April of 2019. This amendment also removed the minimum outstanding balance provision for this line of credit, and the Company paid down an additional $150,000 on this loan in December 2016. On February 8, 2017, the Company drew down on the Mettle Ventures line of credit to a total balance of $600,000. Interest expense of $78,764 and $67,819 were recorded for the years ended December 31, 2017 and 2016, respectively. The unpaid principal balance was $600,000 and $250,000 as of December 31, 2017 and 2016, respectively. Mettle has shared owners and advisors with Genlink Capital.

See Independent Auditor’s Report.

FEEL THE WORLD, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2017 and 2016 and for the years then ended

(b) The Company closed a new loan agreement with Genlink Capital for use in purchasing inventory on November 18, 2016. The loan is a $900,000 non-revolving line of credit, with a 14% fixed interest rate, interest payments due monthly, and principal due on the April 2019 maturity date. The unpaid principal balance was $900,000 as of both December 31, 2017 and 2016, with a carrying balance of $894,080 and $886,975, respectively. The carrying balance reflects the reduction in unamortized loan fees. Interest expense of $126,000 and $9,360 was recorded for the years ended December 31, 2017 and 2016, respectively. Genlink Capital has shared owners and advisors with Mettle.

(c) On September 5, 2014, the Company entered into a 10-year term loan agreement with Newtek Small Business Finance in the amount of $519,000 bearing interest of prime rate plus 2.75% (6.75% as of December 31, 2017 and 6.50% as of December 31, 2016), with a required monthly principal and interest payment of $5,797. This loan required a $75,000 collateral deposit from the Company and has a maturity date of July 31, 2024. Interest expense on this note was $27,726 and $28,261 for the years ended December 31, 2017 and 2016, respectively. The unpaid principal balance was $387,523 and $430,586 as of December 31, 2017 and 2016, respectively, where the carrying balance on the balance sheet is reduced by unamortized loan fees of $15,964 and $17,910 for the years ended December 31, 2017 and 2017, respectively. The interest rate increased to 7.25% effective January 1, 2018 and increased to 7.5% as of April 1, 2018 due to an increase in the prime rate.

(d) On March 19, 2014, the Company entered an agreement with US Bank for a $30,000 line of credit at the Wall Street Journal Prime Rate + 4%. The rate was 8.25% and 7.5% at December 31, 2017 and 2016, respectively. Payments are due monthly in an amount equal to 2.5% of the outstanding principal balance plus any other owed costs or fees, or $100, whichever is greater. Interest expense on this note was $2,250 and $1,568 for the years ended December 31, 2017 and 2016, respectively. The unpaid principal balance was $32,968 and $24,665 as of December 31, 2017 and 2016, respectively. This is a demand line of credit, cancelable at any time. The interest rate was increased to 8.5% effective January 1, 2018.

Future minimum principal payments under the Company’s outstanding loans are as follows as of December 31, 2017:

2018	$83,631
2019	1,554,586
2020	58,823
2021	63,390
2022	68,311
Thereafter	91,750
Total	$1,920,491

NOTE 5: INCOME TAXES

Income taxes are accounted for using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which result in taxable or deductible amounts in the future.

See Independent Auditor’s Report.

FEEL THE WORLD, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2017 and 2016 and for the years then ended

Deferred tax assets and liabilities as of December 31, 2017 and 2016 are as follows:

	2017	2016
Deferred Tax Assets:
Net operating loss carryforwards	$90,367	$112,953
Charitable contribution carryforward	5,203	6,664
R&D credit carryforward	20,926	13,154
Employee stock option	21,172	21,172
Deferred Tax Liabilities:
Property and Equipment	(38,095)	(19,502)
Net Deferred Tax Asset	99,573	134,441
Valuation allowance	-	-
Deference Tax Assets, Net	$99,573	$134,441

As of December 31, 2017, and 2016, the Company has a charitable contribution carryover of $14,040 and $8,010, respectively, as well as research and development and general business credits of $20,926 and $13,154, respectively. The Company’s net operating loss carryforward as of December 31, 2017 and 2016 was $243,869 and $215,043, respectively, which will begin to expire in varying amounts in 2031.

The Company’s provision for income taxes for the years ended December 31, 2017 and 2016 was $34,867 and $10,330, respectively. No income taxes were due or payable for the years ended December 31, 2017 or 2016.

The following table reconciles the statutory federal income tax rate to actual rates based on income or loss before income taxes as of December 31, 2017 and 2016, respectively:

	2017	2016

Federal income tax rate	34%	34%
State income tax rate, net of federal benefit	3%	3%
Research and development credits	-5%	-6%
Other	-10%	-21%
Change in valuation allowance	0%	0%
Effective income tax rate	22%	10%

On December 22, 2017, the 2017 Tax Cuts and Jobs Act (the Tax Act) was enacted into law and the new legislation contains several key tax provisions that affected us, including a one-time mandatory transition tax on accumulated foreign earnings and a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. We are required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring our U.S. deferred tax assets and liabilities as well as reassessing the net realizability of our deferred tax assets and liabilities. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (SAB 118), which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the Tax Act was passed late in the fourth quarter of 2017, and ongoing guidance and accounting interpretation are expected over the next 12 months, we consider the accounting of the transition tax, deferred tax re-measurements, and other items to be incomplete due to the forthcoming guidance and our ongoing analysis of final year-end data and tax positions. We expect to complete our analysis within the measurement period in accordance with SAB 118.

See Independent Auditor’s Report.

FEEL THE WORLD, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2017 and 2016 and for the years then ended

The Company is not presently subject to any income tax audit in any taxing jurisdiction. All returns since inception remain open to audit.

NOTE 6: LEASE OBLIGATIONS

In 2017, the Company increased their leases to extend terms, expand office space and take down warehouse space. The office lease was amended on December 31, 2016 (effective January 1, 2017) adding additional space and extending the term through December 31, 2019. An incentive of $50,000 was provided at the inception of this lease to be applied against lease obligations. Under accounting guidelines, this credit will be amortized over the term of the lease for financial reporting purposes. The monthly payments on the office space are between $10,909 and $12,254 per month throughout the term of the lease.

The Company also signed a 39-month lease on warehouse space effective October 1, 2017. The Company received free rent in 2017 as an incentive. Once payments begin in 2018, they will range from $9,378 to $9,674 monthly throughout the term. This credit will also be amortized over the term of the lease on a straight-line for financial reporting purposes.

Future minimum cash payments due under this lease agreement are as follows:

	Base Rent	Estimated Operating Cost	Total Lease Obligations

2018	$170,660	$81,975	$252,635
2019	176,427	85,633	262,060
2020	82,409	33,690	116,098
Total	$429,496	$201,298	$630,794

Total rent expense for the years ended December 31, 2017 and 2016 was $151,015 and $80,998, respectively.

NOTE 7: RELATED PARTIES

The majority stockholder of the Company’s outstanding stock and officer of the Company advances funds to the Company and receives repayments on such advances throughout the year in the form of allowing Company use of personal credit cards. The balances due under this arrangement as of December 31, 2017 and 2016 were $15,039 and $51,369, respectively. These balances due not accrue interest and are payable on demand.

See Independent Auditor’s Report.

FEEL THE WORLD, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2017 and 2016 and for the years then ended

NOTE 8: EMPLOYEE STOCK INCENTIVE PLAN

In May 2016, the Company implemented a 2016 Employee Stock Incentive Plan (the “Plan”) for employees and reserved 1,133,181 shares of Class A Voting Common Stock for issuance under the Plan. In May 2016, the Company granted 315,000 fully vested stock options at a strike price of $0.83 per share to its Chief Product Officer. We use the Black-Scholes option-pricing model to estimate the grant date fair value of stock options, which requires the use of assumptions, including the expected term of the option, expected volatility of our stock price, and the risk-free interest rate, among others. These assumptions reflect our best estimates, however; they involve inherent uncertainties including market conditions and employee behavior that are generally outside of our control. We expense all stock-based compensation awarded to employees based on the grant date fair value of the awards over the requisite service period, adjusted for forfeitures. The full stock option compensation expense of $57,138 was recognized in the year ended December 31, 2016, with no stock compensation expense for the year ended December 31, 2017 nor unrecognized compensation expense as of December 31, 2017. As of December 31, 2017, there remains 818,181 shares available for issuance under the Plan.

The Company used the following assumptions for the Black-Scholes option pricing model to determine the value of the options granted:

2016
Stock options granted
Weighted-average risk-free interest rate	1.92%
Volatility	41.5%
Expected term (in years)	5
Weighted-average grant date fair value	$0.165

NOTE 9: CONTINGENCIES

The Company may be subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

In July 2014, the FASB issued the ASU No. 2015-11 on “Inventory (Topic 330): Simplifying the Measurement of Inventory”, which proposed that inventory should be measured at the lower of cost and the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. These amendments are based on existing guidance that requires measuring inventory at the lower of cost or market to consider the replacement cost of inventory less an approximately normal profit margin along with net value in determining the market value. It is effective for reporting periods beginning after December 15, 2016. Management has enacted this guidance and there was no impact on their existing reporting methods.

In November 2015, the Financial Accounting Standard Board (FASB) issued ASU 2015-17: Financial Instruments—Overall: Recognition and Measurement of Financial Assets and Financial Liabilities, which provides guidance to simplify the financial statement presentation of deferred income taxes. The new guidance requires an entity to present deferred tax assets and liabilities as non-current in a classified balance sheet. Prior to the issuance of this guidance, deferred tax liabilities and assets were required to be separately classified into a current amount and a non-current amount in the balance sheet. The new guidance represents a change in accounting principle and is effective for annual reporting periods beginning after December 15, 2016, with early adoption permitted. The Company elected to early adopt this guidance as of December 31, 2014 and applied it prospectively.

See Independent Auditor’s Report.

FEEL THE WORLD, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2017 and 2016 and for the years then ended

In February 2016, the FASB issued a new accounting pronouncement regarding the financial reporting of leasing transactions. This new standard requires a lessee to record assets and liabilities on the balance sheet for the rights and obligations arising from leases with terms of more than 12 months. The Company is required to adopt the new standard on January 1, 2019 using a modified retrospective approach. Management is currently evaluating the potential impact that the adoption of this standard will have on the Company’s financial position, results of operations and related disclosures.

In May 2017, the Financial Accounting Standard Board (FASB) issued ASU 2017-09: Compensation-Stock Compensation (Topic 718). This standard provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The amendments in this Update are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Management does not believe this will have a material impact on results in 2018.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 11: SUBSEQUENT EVENTS

Subsequent Borrowing

In 2018, the Company contracted with UPS (United Parcel Service) for a $400,000 cargo finance line of credit with an interest rate of prime plus 2% in addition to a 1% origination fee on the drawn balance. Between January and April 2018, the Company pulled down $400,000 on the line and repaid $400,000 in accordance with the repayment terms.

Subsequent Interest Rate Increase

Due to an increase in the prime rate, the interest rate on the loan from Newtek Small Business Finance was increased to 7.5% as of April 1, 2018.

Management’s Evaluation

Management has evaluated subsequent events through April 27, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which would require adjustment or disclosure in these financial statements.

See Independent Auditor’s Report.